SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 13)*

Pharmaceutical Formulations, Inc.
(Name of Issuer)

Common Stock, and Series A Cumulative Redeemable Convertible Preferred Stock
(Title of Class of Securities)

716910312
(CUSIP Number)

John L. Oram
ICC Industries Inc., 460 Park Avenue, New York, NY 10022
212-521-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2001 and January 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 pages

SCHEDULE 13D

CUSIP No. 716 910 30 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICC Industries Inc, 460 Park Avenue, New York, NY 10022 (EIN: 13-2653653)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION US-New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	74,194,718 shares of common stock 0 74,194,718 shares of common stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,194,718 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.40%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 15 pages

SCHEDULE 13D

CUSIP No. 716 910 30 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Farber, c/o ICC Industries Inc, 460 Park Avenue, New York, NY 10022 (EIN: 13-2653653)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION US-New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	74,194,718 shares of common stock 0 74,194,718 shares of common stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,194,718 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.40%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

          This Amendment No. 13 amends and supplements the Schedule 13D under the Securities Exchange Act of 1934 dated September 16, 1991, Amendment No. 1 thereto dated April 16, 1992, Amendment No. 2 thereto dated May 29, 1992, Amendment No. 3 thereto dated October 9, 1992, Amendment No. 4 dated April 7, 1993, Amendment No. 5 dated May 5, 1993, Amendment No. 6 dated June 1, 1993, Amendment No. 7 dated June 22, 1993, Amendment No. 8 dated November 19, 1993, Amendment No. 9 dated May 26, 1994, Amendment No. 10 dated April 21, 1995, Amendment No. 11 dated September 18, 1995, and Amendment No. 12 dated June 9, 1997 (hereinafter collectively the "Schedule 13D") filed by ICC Industries Inc., a New York corporation ("ICC"), and John J. Farber ("Farber") relating to certain options granted to ICC by Pharmaceutical Formulations, Inc. (formerly Pharmacontrol Corp.), a Delaware corporation ("PFI"). Terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

          This Item is hereby amended to read as follows:

ICC exercised the First Option (as defined in Item 6) on May 8, 1992, for a purchase price of $327,850. Payment was made by way of offset against monies owed to ICC by PFI.

ICC exercised a portion of the Second Option (as defined in Item 6) (2,138,600 shares) on September 24, 1992, for a purchase price of $221,620.12.

On October 1, 1992, ICC exercised the remainder of the Second Option (4,396,836 shares) for a purchase price of $455,637.99, and a portion of the Third Option (as defined in Item 6) (2,000,000 shares) for a purchase price of $224,500.00. Payment was made by way of offset against monies owed to ICC by PFI.

ICC exercised a portion of the Third Option (4,000,000 shares) on March 29, 1993, for a purchase price of $621,200.00. Payment was made by way of offset against monies owed to ICC by PFI. ICC exercised a portion of the Third Option (1,026,452 shares) on June 22, 1993, for a purchase price of $159,408.00. Payment was made by way of offset against monies owed to ICC by PFI.

Effective April 6, 1993, ICC received warrants to purchase 300,000 shares of PFI (the "April 1993 Warrants") at a purchase price of $75,000.00, which warrants were granted in connection with an Amendment to Settlement Agreement between PFI and Patricia Cohen ("Cohen"), a bridge lender to PFI, whereby a warrant certificate for 300,000 shares had been issued to Cohen on April 6, 1993.

On April 7, 1993, ICC exercised its right to purchase 58,066 additional shares under the Agreement (as defined in Item 6) at a purchase price of $14,516.50, which right arose pursuant to antidilution adjustment provisions as a result of the conversion of debentures into common stock by certain of PFI's debenture holders. Payment was made by way of offset against monies owed to ICC by PFI.

On June 15, 1993, ICC received warrants to purchase 20,000 additional shares at a purchase price of $15,000.00, which warrants (the "June 1993 Warrants") PFI had granted to ICC in consideration of ICC's entering into a certain Purchase and Marketing Assistance Agreement among The CIT Group/Credit Finance, Inc., ICC, and PFI's subsidiary Private Formulations, Inc. dated March 25, 1993.

On August 26, 1993, ICC exercised its right to purchase 38,838 additional shares under the Agreement at a purchase price of $9,709.50, which right arose pursuant to antidilution adjustment provisions as a result of the issuance of additional shares to management. Payment was made by way of offset against monies owed to ICC by PFI.

On November 9, 1993, ICC exercised its right to purchase 960,210 additional shares under the Agreement at a purchase price of $240,052.50, which right arose pursuant to antidilution adjustment provisions as a result of the exercise of unit purchase options by certain of PFI's unit purchase option holders, and the issuance of additional shares to management. Payment was made by way of offset against monies owed to ICC by PFI.

On May 16, 1994, ICC exercised the remainder of the Third Option (1,927,741 shares) for a purchase price of $299,378.00. Payment was made by way of offset against monies owed to ICC by PFI.

On June 27, 1994, ICC exercised the April 1993 Warrants and the June 1993 Warrants. Payment was made by way of offset against monies owed to ICC by PFI.

On August 5, 1994, ICC exercised its right to purchase 4,332 additional shares under the Agreement at a purchase price of $1,083.00, which right arose on or about June  22, 1994 pursuant to antidilution adjustment provisions as a result of the conversion of certain bonds into common stock. Payment was made by way of offset against monies owed to ICC by PFI.

On September 22, 1994, ICC exercised its right to purchase 466 additional shares under the Agreement at a purchase price of $116.50, which right arose on or about August 9, 1994 pursuant to antidilution adjustment provisions as a result of the issuance of additional shares to management pursuant to their antidilution adjustment with respect to the conversion of bonds in June 1994.

On May 8, 1995, ICC exercised its right to purchase 269,670 additional shares under the Agreement at a purchase price of $67,417.50, which right arose on or about April 13 and April 26, 1995 pursuant to antidilution adjustment provisions as a result of the conversion of certain bonds into common stock in April, 1995, and the issuance of additional shares to management pursuant to their antidilution adjustment with respect to the conversion of said bonds.

On September 14, 1995, ICC exercised its right to purchase 75,926 additional shares under the Agreement at a purchase price of $18,981.50, which right arose on or about September 7, 1995 pursuant to antidilution adjustment provisions as a result of the conversion of certain bonds into common stock in August, 1995, and the issuance of additional shares to management pursuant to their antidilution adjustment with respect to the conversion of said bonds.

On January 17, 1996, ICC purchased $29,000 of PFI 8% convertible subordinated debentures (convertible into 604 shares of Common Stock at the conversion price of $48.00 per share). The debentures were offered by ICC to PFI at the time of ICC's purchase, at the price paid therefor by ICC. PFI accepted such offer, and purchased said debentures from ICC on March 20, 1996.

On April 8, 1996, ICC purchased and PFI sold 2,500,000 shares of PFI Series A Cumulative Redeemable Convertible Preferred Stock, par value $1.00 per share, at a purchase price of $2,500,000.

On May 9, 1997, ICC exercised its right to purchase 221,536 additional shares under the Agreement at a purchase price of $.25 per share, which right arose on or about March 27, 1997 pursuant to antidilution adjustment provisions as a result of the exercise of a warrant certificate dated March 27, 1993 and the issuance of shares to "key management" as a result of said exercise pursuant to their antidilution adjustment with respect to said exercise.

Also as of May 9, 1997, ICC sold 121,536 of said shares to PFI director John L. Oram, President of ICC Industries Inc. at a price of $.25 per share, and sold 100,000 of said shares to certain other ICC employees at a price of $.25 per share.

On April 1, 1999, ICC provided a term loan of $3,000,000 to the Company, which was increased to $7,752,000 on July 1, 2000, to $11,837,000 on September 30, 2000, and to $16,404,000 in December 2000.

On June 25, 2001, ICC gave notice to the Company of its intent to convert its preferred stock and unpaid dividends to common stock. The conversion price calculated in accordance with the terms of the preferred stock certificate would have been $.075, and the 2,500,000 shares of preferred stock (not including dividends) would have converted into 47,333,333 shares of common stock. On September 18, 2001, PFI asked for and ICC agreed to a 60 day delay for the conversion. On October 25, 2001, PFI and ICC agreed that ICC would convert its preferred stock at a conversion price of $.34 per share of common stock, instead of the $.075 per share conversion price at which ICC was entitled to convert, resulting in the issuance of 7,353,941 shares of common stock, and that ICC would convert unpaid dividends of $1,150,000 on the preferred stock at a conversion price of $.34 per share, resulting in the issuance of 3,382,353 shares of common stock. On December 21, 2001, PFI and ICC agreed that the conversion would take place on January 2, 2002, at which time 10,735,294 shares were issued to ICC.

On October 25, 2001, PFI and ICC agreed that ICC would convert $15,000,000 of the loan amounts owed to it (including accrued interest) at a conversion price of $.34 per share of common stock into a total of 44,117,647 shares of PFI common stock. On December 21, 2001, 44,117,647 shares were issued to ICC.

On October 25, 2001, PFI and ICC also agreed that PFI may offer the minority shareholders the right to subscribe to a proportionate number of common shares, also at $.34 per share, in order that their interests will not be diluted by the preferred stock and debt conversions. If no such rights offering substantially as outlined in the proxy statement for the annual general meeting held on November 28, 2001 takes place on or prior to December 31, 2002, the agreements between PFI and ICC with regard to offering stock to the minority shareholders will be null and void. If PFI makes a rights offering on or prior to December 31, 2002 (and no other rights offering has been made after December 21, 2001) and the price of shares that may be subscribed to by other shareholders with regard to conversion of the preferred stock and accrued dividends and conversion of debt is lower than $.34 per share, the conversions noted above shall be revised such that ICC will receive for no additional consideration such number of additional shares at that price per share as it would have received had it converted its preferred shares and accrued dividends at that conversion price and PFI's rights offering to the minority shareholders shall be based on such new number of shares being issued to ICC; provided, however, that no shares shall be issued to ICC or in any rights offering at a price less than the par value of such shares ($0.08).

The source of funds for each of the stock purchases and warrant exercises noted above, to the extent that payment was not by way of offset against monies owed by PFI to ICC, was the working capital of ICC.

Item 5.	Interest in Securities of the Issuer.

           Paragraph one of this Item is hereby amended to read as follows:

As of the date hereof, each Reporting Person beneficially owns an aggregate of 74,194,718 shares of Common Stock of PFI, constituting approximately 87.40% of the shares of Common Stock outstanding after such issuances.

Item 7.	Material to be filed as Exhibit.

          New Exhibits 34-37, as follows, are filed herewith:

99.34. Letter dated June 21, 2001 from ICC to PFI

99.35.  Letter dated September 18, 2001 from PFI to ICC.

99.36.  Letter dated October 25, 2001 from ICC to PFI.

99.37. Letter dated December 21, 2001 from ICC to PFI.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2002

ICC INDUSTRIES INC. By: /s/ John L. Oram John L. Oram President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2002 /s/ JOHN J. FARBER by John Oram, attorney-in-fact JOHN J. FARBER by John Oram, attorney-in-fact